

NYSE
AN ICE EXCHANGE

August 12, 2022

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the following series of ConvexityShares Trust, under the Exchange Act of 1934:

- Common units of ConvexityShares Daily 1.5x SPIKES Futures ETF, a series of the Registrant

- Common units of ConvexityShares 1x SPIKES Futures ETF, a series of the Registrant

Sincerely,

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com